EXHIBIT 3


                       AMENDMENT TO BY-LAWS


        (i) Add "Vice Chairman" as an officer of the Corporation in the first sentence of Section 1 of Article III.

       (ii) Add the following as Section 2A of the By-laws:

            "Section 2A Vice Chairman of the Board

            The Vice Chairman of the Board shall be a director of the Corporation. In the event of the absence of the Chairman of the Board, the Vice Chairman shall perform all of the duties of the Chairman and when so acting have all of the powers of the Chairman. He shall have authority to sign and execute in the name of the Corporation all authorized deeds, contracts and other instruments."

      (iii) Insert the words "Vice Chairman of the Board" after the words "Chairman of the Board" in the second line of Section 3 of
Article III and in the first line of Section 4 of Article III.